                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

     Check this box if no                                      FORM 4
---- longer subject to
     Section 16.  Form 4 or                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     Form 5 obligations may
     continue.  See            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Instruction 1(b).             Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person

  Riggio          Leonard                   barnesandnoble.com inc.       Symbol = bnbn          to Issuer (Check all applicable)
__________________________________________  _____________________________________________     _X_ Director       X  10% Owner
                                                                                                                ---
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for          _X_ Officer (give ___ Other (Specify
                                               Number of Reporting     Month/Year                 title below)      below)
  c/o Barnes & Noble, Inc.                     Person, if an entity
  122 Fifth Avenue                             (voluntary)             MAY 1999                        Chairman of the Board
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
 New York         New York         10011                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                          Form Filed by more than one
                                                                                              ---   Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Class A Common Stock, par       5/28/99      P          1,100,000   A      $18.00                          D
value $.001
Class A Common Stock, par       5/28/99      P            600,000   A      $18.00                          I              (1)
value $.001
Class A Common Stock, par       5/28/99      P            600,000   A      $18.00      2,300,000           I              (2)
value $.001



* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)


                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-    11. Nature
                                                                             Securities       ative            of
                        7. Title and Amount of Underlying                    Benefi-          Security:     Indirect
                           Securities (Instr. 3 and 4)                       cially           Direct          Bene-
                        ---------------------------------  8. Price of       Owned            (D) or         ficial
                                                Amount or     Derivative     at End           Indirect       Owner-
1. Title of Derivative          Title           Number of     Security       of Month         (I)             ship
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)   (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   ----------

Explanation of Responses
(1) These shares are owned by Barnes & Noble College Bookstores, Inc., a New York corporation of which Mr. Riggio directly owns all of the voting securities.
(2) These shares are owned by MBS Textbook Exchange, Inc., a Delaware corporation of  which Mr. Riggio is Chairman and Mr. Riggio's spouse owns a majority of the voting securities.
                                                                             /s/ Leonard Riggio            June 10, 1999
**Intentional misstatements or omissions of facts constitute               ------------------------------- --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                     **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
                                   Page 2
                          SEC 1474 (8-92)